

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

April 20, 2007

Via Facsimile (202) 434-4661 and U.S. Mail

Samuel J. Malizia, Esq.
Malizia, Spidi & Fisch
901 New York Avenue, NW
Suite 210 East
Washington, DC 20001

> **Re: Roma Financial Corporation**
> **Additional Definitive Soliciting Materials filed April 16, 2006**
> **Responses to comments issued March 30, 2007 with respect to**
> **Definitive Proxy Statement on Schedule 14A filed April 19, 2007**
> **File No. 0-52000**

Dear Mr. Malizia:

We have reviewed your filing and have the following comments.

Schedule 14A

General

1.   We disagree with the analysis set forth in response to comment 1. While we will not issue any additional comments on the lack of compliance with Rule 14a-6(b) at this time, we believe you should disclose the substance of your response in your solicitation materials.

2.   We disagree with the analysis set forth in response to comment 2. Disclose your response to our prior comment in your solicitation materials and confirm supplementally that you will comply with the advance notice requirements of Rule 14a-13(a) in future solicitations.

3.   We note your response to comment 3. Please revise your disclosure to provide the information required by Item 4(b)(2) and (4) of Schedule 14A.

Proposal Number 1, Election of Directors, page 3

4.   Please correct all of the disclosure cited in your prior comment 4 in your solicitation materials.

5.   We note your response to comment 5. While Rule 14a-4(d) does not literally require the disclosure of the consent of nominees to being named in the proxy statement and to serve if elected, we believe that disclosure is generally material. Please revise your solicitation materials accordingly.

Closing Comments

        Please amend the Schedule 14A promptly to comply with our comments. In addition, provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the Exchange Act file number. We may have comments after reviewing revised materials and your responses.

        You should contact the undersigned at (202) 551-3619 for assistance with respect to the foregoing comments and your proxy materials. Direct all correspondence to the following ZIP code: 20549-3628.

                                        Sincerely,

                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions